VIA EDGAR

April 16, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mary Beth Breslin

Re:     Surface Oncology, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-223877

Acceleration Request

Requested Date:    April 18, 2018

Requested Time:    4:00 p.m., Eastern Time

Dear Ms. Breslin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Surface Oncology, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 18, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Seo Salimi at (212) 459-7234. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Seo Salimi, by facsimile to (212) 656-1546.

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If you have any questions regarding this request, please contact Seo Salimi of Goodwin Procter LLP at (212) 459-7234.

Sincerely,

SURFACE ONCOLOGY, INC.

/s/ J. Jeffrey Goater
J. Jeffrey Goater
President & Chief Executive Officer
Surface Oncology, Inc.

cc:    Daniel S. Lynch, Surface Oncology, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Robert E. Puopolo, Esq., Goodwin Procter LLP